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| SEC FILE NUMBER |
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| 8-65317 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ardour Capital Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 Long Beach Blvd.
(No. and Street)

| Long Beach | NY | 11561 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kerry Dukes | (917)-518-7320 | kdukes@ardourcapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

| 100 Horizon Center Blvd, | Hamilton | NJ | 08691 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2024 | 7259 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _Kerry Dukes_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Ardour Capital Investments LLC_____, as of _12/31_____, 2 _024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GEORGE PATRICK FORMONT
Notary Public - State of New York
NO. 01FO6339228
Qualified in Nassau County
My Commission Expires Jun 27, 2028

Signature: _____

Title: _____

Notary Public

### This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# Ardour Capital Investments LLC

**(A wholly owned subsidiary of Ardour Capital Partners LLC )**

**(SEC I.D. No. 8-65317)**

## Report Pursuant to Rule 17a-5 of

## The Securities and Exchange Commission

### *Statement of Financial Condition*

### As of December 31, 2024

### (Including Report of Independent Registered Public Accounting Firm)

**This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.**

**Ferrara CPA**
*Certified Public Accountant*
100 Horizon Center Blvd
Hamilton, NJ 08691
**Tel:** 609-865-5391

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Sole Member
**Ardour Capital Investments, LLC**

## Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Ardour Capital Investments, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ardour Capital Investments, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Ardour Capital Investments, LLC's management. My responsibility is to express an opinion on Ardour Capital Investments, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Ardour Capital Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

*Ferrara CPA*

I have served as Ardour Capital Investments, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
April 1, 2025

# Ardour Capital Investments, LLC
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2024

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 53,121 |
| Securities owned, at fair value | | 5 |
| Due from affiliate | | 13,857 |
| Other receivables-employee advances | | 56,810 |
| Other assets | | 6,902 |
| Total Assets | $ | 130,695 |

## LIABILITIES AND MEMBER EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses | $ | 9,700 |
| *Commitments and Contingencies (Note 10)* | | |
| Member Equity | | 120,995 |
| Total Liabilities and Member Equity | $ | 130,695 |

The accompanying notes are an integral part of these financial statements.

**Ardour Capital Investments, LLC**
Notes to Financial Statements
December 31, 2024

NOTE 1.    ORGANIZATION AND NATURE OF BUSINESS

Ardour Capital Investments, LLC (the "Company") is a Delaware limited liability company formed on January 18, 2002, and which is a wholly owned subsidiary of Ardour Capital Partners LLC, ("Parent").  The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides investment banking, equity research and advisory services to the alternative energy technology sector.  The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed

Cash

Cash is held by at one financial institution and is insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. It has elected to be a disregarded entity. The Parent reports its distributive share of realized income or loss on its own tax returns. The Company is not subject to New York City Unincorporated Business Tax as that tax is paid at the Parent level.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and no liability has been recorded. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company held no cash equivalents as of December 31, 2024.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. See note 3.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue From Contracts with Customers.  For a further discussion of revenue see Note 4  below.

NOTE 3.   FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3.    FAIR VALUE HIERARCHY - *CONTINUED*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

| Securities owned | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities | $      5 | $  - | $  - | $      5 |
| % of Total | 100% | - | - | 100% |

NOTE 4.    REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 4.    REVENUE FROM CONTRACTS WITH CUSTOMERS - *continued*

Investment Banking

    Advisory fees- The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. On occasion, retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no unsatisfied performance obligations at December 31, 2024.

NOTE 5.    NET CAPITAL REQUIREMENT

    The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $43,825, which was $38,825 in excess of its required net capital of $5,000. The Company's net capital ratio was .2234 to 1.

NOTE 6.    SIGNIFICANT GROUP CONCENTRATION OF RISK

    In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

    The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures.  In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

    As of December 31, 2024, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker. For the year ended December 31, 2024, 91% of the Advisory Fee revenue was received from one customer.

## NOTE 7.    RELATED PARTY TRANSACTIONS

At December 31, 2024, $13,857 is due from an affiliates of the Company.  The company paid $17,600 as occupancy costs included in the statement of income based on the sublease agreement with the parent.

## NOTE 8.    LEASE ACCOUNTING-ASU 842

In connection with FASB standard 842 regarding leases, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. The Company's sub-lease agreement is on a month to month basis. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation.

## NOTE 9.    401K PLAN

The Company sponsors a defined contribution plan pursuant to Internal Revenue Code Section 401(k), which covers substantially all company employees.  Contributions to the plan are solely made by enrolled employees. For the year ended December 31, 2024, no contributions were made to the plan.

## NOTE 10.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

## NOTE 11.   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, investment banking and investment advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute income to the member. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 91 percent of its total revenues from a single external customer in 2024.

NOTE 12.  SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of issuance of these financial statements and no events have been identified which require disclosure.